DoubleVerify Holdings, Inc.

233 Spring Street

New York, NY 10013

November 15, 2021

VIA EDGAR

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings, Inc.
Registration Statement on Form S-l (File No. 333-261075)
Request for Acceleration of Effective Date

Dear Mr. Kim:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, DoubleVerify Holdings, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m., Eastern Time, on November 17, 2021, or as soon as practicable thereafter or at such other time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Morgan J. Hayes at (212) 909-6983 or C. Chloe Orlando at (212) 909-6914.

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Very truly yours,

DoubleVerify Holdings, Inc.

By:	/s/ Andy Grimmig
	Name:	Andy Grimmig
	Title:	Chief Legal Officer